Exhibit 99.1

# News Release

| | |
|---|---|
| Media Contacts: | Doug Kline/Jennifer Andrews<br>Sempra Energy<br>(877) 866-2066<br>www.sempra.com |
| Financial Contacts: | Dennis Arriola/Karen Sedgwick<br>Sempra Energy<br>(877) 736-7727 |

## SEMPRA ENERGY'S THIRD-QUARTER 2004 NET INCOME RISES 9.5 PERCENT

- **Power Generation, Energy Trading Net Income Increase Sharply**
- **2004 Earnings Guidance Raised to $3.15 to $3.25 per Share**

SAN DIEGO, Nov. 4, 2004 -- Sempra Energy (NYSE: SRE) today reported third-quarter 2004 earnings of $231 million, or $0.98 per diluted share, compared with $211 million, or $1.00 per diluted share, in the third quarter 2003.

For the first nine months of 2004, Sempra Energy's earnings were $549 million, or $2.36 per diluted share, up 19 percent per share over the $415 million, or $1.98 per diluted share, for the same period in 2003. Earnings per share in 2004 have been affected by a greater number of shares outstanding.

"Our strong third-quarter results reflect the continued growth in our power-generation and energy-trading businesses," said Stephen L. Baum, chairman and chief executive officer of Sempra Energy. "Our year-to-date performance and positive outlook for the remainder of the year put us on pace for record results."

Based on the updated outlook, Baum said the company is raising its 2004 earnings-per-share guidance range to $3.15 to $3.25 from $2.90 to $3.10.

Sempra Energy's revenues in the third quarter 2004 were $2.2 billion, compared with $2.1 billion in the third quarter last year.

**OPERATING HIGHLIGHTS**

**Sempra Energy Utilities**

Net income for Southern California Gas Co. in the third-quarter 2004 rose to $68 million from $53 million in the year-earlier period, due to higher revenues and an after-tax $9 million one-time gain from a property sale. SoCalGas' third-quarter 2003 results included an after-tax charge of $32 million for litigation costs and losses associated with a sublease.

Third-quarter 2004 net income for San Diego Gas & Electric (SDG&E) was $60 million, compared with $120 million in last year's third quarter. Third-quarter 2003 results included an after-tax, one-time positive contribution of $65 million from the settlement of litigation with the California Public Utilities Commission (CPUC) related to intermediate-term power-purchase contracts owned by SDG&E, offset by an after-tax charge of $11 million for litigation costs.

**Sempra Energy Trading**

In the third quarter 2004, Sempra Energy Trading's net income doubled to $44 million from $22 million in last year's third quarter, driven primarily by increased profitability in its petroleum trading operations.

"Through the first three quarters, Sempra Energy Trading has earned $143 million and is off to a solid start in the fourth quarter," said Baum.

**Sempra Energy Resources**

Sempra Energy Resources' net income rose to $64 million in the third quarter 2004 from $33 million in the year-earlier period, due to an increase in contracted power sales and a full quarter of contributions from the new Texas power plants acquired in July 2004.

**Sempra Energy International**

Sempra Energy International's third-quarter 2004 net income was $7 million, compared with a $32 million loss last year during the same period. Quarterly results last year included an after-tax charge of $50 million related to the write-down of the carrying value of assets of Frontier Energy, a North Carolina-based gas utility subsidiary.

**Sempra Energy LNG**

Last month, Sempra Energy LNG announced two milestone agreements that have enabled the company to contract for the entire processing capacity of its Energía Costa Azul liquefied natural gas (LNG) receipt terminal in Baja California, Mexico. Site preparation has begun and discussions already are underway with existing customers and others for expansion of the facility.

The agreements ensure that Sempra Energy LNG retains full ownership and operating responsibility for the Energía Costa Azul terminal. The company signed a 20-year agreement with Shell International Gas Limited to provide Shell with half the capacity of the terminal. Sempra Energy LNG also signed a 20-year agreement with BP and its Tangguh LNG partners to supply the other half of the terminal's capacity with LNG from Indonesia. The total initial gas processing capacity for the Energía Costa Azul facility is 1 billion cubic feet per day. Operations are scheduled to begin in 2008.

Sempra Energy LNG also is developing LNG receipt terminals near Lake Charles, La., and Port Arthur, Texas.

**Internet Broadcast**

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with key company executives. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (706) 645-9291 and entering the passcode, 178618.

-more-

Sempra Energy (NYSE: SRE), based in San Diego, is a Fortune 500 energy services holding company with 2003 revenues of $7.9 billion. The Sempra Energy companies' 13,000 employees serve more than 10 million customers in the United States, Europe, Canada, Mexico, South America and Asia.

###

*This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: national, international, regional and local economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and other regulatory bodies in the United States and other countries; capital market conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the pace of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the company's control. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.*

*Sempra Energy Trading, Sempra Energy Resources, Sempra Energy International, Sempra Energy LNG and Sempra Energy Solutions are not the same as the utilities, San Diego Gas & Electric and Southern California Gas Co.*

# SEMPRA ENERGY
## Table A

### STATEMENTS OF CONSOLIDATED INCOME  (Unaudited)

| (Dollars in millions, except per share amounts) | Three months ended September 30, 2004 | Three months ended September 30, 2003 | Nine months ended September 30, 2004 | Nine months ended September 30, 2003 |
|---|---|---|---|---|
| **Operating revenues** | | | | |
| California utilities: | | | | |
|   Natural gas | $ 909 | $ 870 | $ 3,189 | $ 2,961 |
|   Electric | 445 | 576 | 1,246 | 1,368 |
| Other | 811 | 612 | 2,086 | 1,492 |
|   Total operating revenues | 2,165 | 2,058 | 6,521 | 5,821 |
| **Operating expenses** | | | | |
| California utilities: | | | | |
|   Cost of natural gas | 438 | 372 | 1,744 | 1,529 |
|   Cost of electric fuel and purchased power | 143 | 128 | 425 | 428 |
| Other cost of sales | 484 | 371 | 1,186 | 886 |
| Other operating expenses | 530 | 668 | 1,597 | 1,631 |
| Depreciation and amortization | 171 | 158 | 501 | 455 |
| Franchise fees and other taxes | 54 | 54 | 171 | 167 |
|   Total operating expenses | 1,820 | 1,751 | 5,624 | 5,096 |
| **Operating income** | 345 | 307 | 897 | 725 |
| Other income - net | 40 | 34 | 58 | 38 |
| Interest income | 25 | 8 | 58 | 30 |
| Interest expense | (74) | (78) | (234) | (223) |
| Preferred dividends / distributions by subsidiaries | (2) | (2) | (7) | (17) |
| **Income from continuing operations before income taxes** | 334 | 269 | 772 | 553 |
| Income tax expense | 103 | 58 | 191 | 109 |
| **Income from continuing operations** | 231 | 211 | 581 | 444 |
| Loss from discontinued operations, net of tax | - | - | (30) | - |
| Loss on disposal of discontinued operations, net of tax | - | - | (2) | - |
| **Income before cumulative effect of change in accounting principle** | 231 | 211 | 549 | 444 |
| Cumulative effect of change in accounting principle, net of tax | - | - | - | (29) |
| **Net income** | $ 231 | $ 211 | $ 549 | $ 415 |
| | | | | |
| **Basic earnings per share:** | | | | |
| Income from continuing operations | $ 1.01 | $ 1.01 | $ 2.55 | $ 2.14 |
| Discontinued operations, net of tax | - | - | (0.14) | - |
| Cumulative effect of change in accounting principle, net of tax | - | - | - | (0.14) |
| Net income | $ 1.01 | $ 1.01 | $ 2.41 | $ 2.00 |
| **Weighted-average number of shares outstanding (thousands)** | 229,376 | 208,816 | 227,412 | 207,620 |
| | | | | |
| **Diluted earnings per share:** | | | | |
| Income from continuing operations | $ 0.98 | $ 1.00 | $ 2.50 | $ 2.12 |
| Discontinued operations, net of tax | - | - | (0.14) | - |
| Cumulative effect of change in accounting principle, net of tax | - | - | - | (0.14) |
| Net income | $ 0.98 | $ 1.00 | $ 2.36 | $ 1.98 |
| **Weighted-average number of shares outstanding (thousands)** | 235,936 | 212,273 | 232,366 | 210,160 |
| | | | | |
| **Dividends declared per share of common stock** | $ 0.25 | $ 0.25 | $ 0.75 | $ 0.75 |

# SEMPRA ENERGY
### Table B

## CONSOLIDATED BALANCE SHEETS *(Unaudited)*

| (Dollars in millions) | September 30, 2004 | | December 31, 2003 | |
|---|---:|---|---:|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 267 | $ | 432 |
| Short-term investments | | - | | 363 |
| Accounts receivable | | 770 | | 1,002 |
| Due from affiliate | | 7 | | - |
| Income taxes receivable | | - | | 1 |
| Deferred income taxes | | 58 | | 2 |
| Interest receivable | | 82 | | 62 |
| Trading assets | | 6,156 | | 5,250 |
| Regulatory assets arising from fixed-price contracts and other derivatives | | 155 | | 144 |
| Other regulatory assets | | 109 | | 89 |
| Inventories | | 225 | | 147 |
| Other | | 198 | | 157 |
| Current assets of continuing operations | | 8,027 | | 7,649 |
| Current assets of discontinued operations | | 82 | | 220 |
| Total current assets | | 8,109 | | 7,869 |
| Investments and other assets: | | | | |
| Due from affiliates | | 45 | | 55 |
| Regulatory assets arising from fixed-price contracts and other derivatives | | 530 | | 650 |
| Other regulatory assets | | 476 | | 552 |
| Nuclear decommissioning trusts | | 575 | | 570 |
| Investments | | 1,132 | | 1,114 |
| Sundry | | 750 | | 706 |
| Total investments and other assets | | 3,508 | | 3,647 |
| Property, plant and equipment - net | | 10,847 | | 10,474 |
| Total assets | $ | 22,464 | $ | 21,990 |
| | | | | |
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilities: | | | | |
| Short-term debt | $ | 435 | $ | 28 |
| Accounts payable | | 834 | | 841 |
| Income taxes payable | | 302 | | 156 |
| Deferred income taxes | | - | | 26 |
| Trading liabilities | | 4,860 | | 4,457 |
| Dividends and interest payable | | 134 | | 136 |
| Regulatory balancing accounts - net | | 347 | | 424 |
| Fixed-price contracts and other derivatives | | 164 | | 148 |
| Current portion of long-term debt | | 99 | | 1,433 |
| Other | | 690 | | 681 |
| Current liabilities of continuing operations | | 7,865 | | 8,330 |
| Current liabilities of discontinued operations | | 19 | | 52 |
| Total current liabilities | | 7,884 | | 8,382 |
| Long-term debt | | 4,414 | | 3,841 |
| Deferred credits and other liabilities: | | | | |
| Due to affiliates | | 362 | | 362 |
| Customer advances for construction | | 85 | | 89 |
| Postretirement benefits other than pensions | | 121 | | 131 |
| Deferred income taxes | | 170 | | 208 |
| Deferred investment tax credits | | 80 | | 84 |
| Regulatory liabilities arising from cost of removal obligations | | 2,331 | | 2,238 |
| Regulatory liabilities arising from asset retirement obligations | | 300 | | 303 |
| Other regulatory liabilities | | 112 | | 108 |
| Fixed-price contracts and other derivatives | | 530 | | 680 |
| Asset retirement obligations | | 321 | | 313 |
| Deferred credits and other | | 1,194 | | 1,182 |
| Total deferred credits and other liabilities | | 5,606 | | 5,698 |
| Preferred stock of subsidiaries | | 179 | | 179 |
| Shareholders' equity | | 4,381 | | 3,890 |
| Total liabilities and shareholders' equity | $ | 22,464 | $ | 21,990 |

# SEMPRA ENERGY
## Table C

### CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (Unaudited)

| (Dollars in millions) | Nine months ended September 30, | | |
|---|---|---|---|
| | 2004 | | 2003 |
| **Cash Flows from Operating Activities:** | | | |
| Net income | $ 549 | | $ 415 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
|   Loss from discontinued operations, net of tax | 30 | | - |
|   Loss on disposal of discontinued operations, net of tax | 2 | | - |
|   Cumulative effect of change in accounting principle | - | | 29 |
|   Depreciation and amortization | 501 | | 455 |
|   Impairment losses | 8 | | 79 |
|   Deferred income taxes and investment tax credits | (7) | | (160) |
|   Other - net | 8 | | 38 |
| Net changes in other working capital components | (523) | | 75 |
| Changes in other assets | (66) | | (36) |
| Changes in other liabilities | 21 | | 28 |
|   Net cash provided by continuing operations | 523 | | 923 |
|   Net cash used in discontinued operations | (30) | | - |
|   Net cash provided by operating activities | 493 | | 923 |
| **Cash Flows from Investing Activities:** | | | |
| Expenditures for property, plant and equipment | (782) | | (664) |
| Proceeds from sale of assets | 371 | (1) | - |
| Proceeds from disposal of discontinued operations | 137 | | - |
| Investments and acquisitions of subsidiaries, net of cash acquired | (70) | | (182) |
| Dividends received from affiliates | 50 | | 21 |
| Affiliate loan | - | | (54) |
| Other - net | - | | (8) |
|   Net cash used in investing activities | (294) | | (887) |
| **Cash Flows from Financing Activities:** | | | |
| Common dividends paid | (162) | | (155) |
| Issuances of common stock | 120 | | 81 |
| Repurchases of common stock | (1) | | (6) |
| Issuances of long-term debt | 897 | | 400 |
| Payments on long-term debt | (1,648) | | (481) |
| Increase in short-term debt - net | 434 | | 89 |
| Other - net | (4) | | (8) |
|   Net cash used in financing activities | (364) | | (80) |
| Decrease in cash and cash equivalents | (165) | | (44) |
| Cash and cash equivalents, January 1 | 432 | | 455 |
| Cash and cash equivalents, September 30 | $ 267 | | $ 411 |

(1) Primarily proceeds from the sale of U.S. Treasury obligations which previously securitized the Mesquite synthetic lease.

# SEMPRA ENERGY
## Table D

### BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

| (Dollars in millions) | Three months ended September 30, 2004 | | Three months ended September 30, 2003 | | Nine months ended September 30, 2004 | | Nine months ended September 30, 2003 | |
|---|---|---|---|---|---|---|---|---|
| **Net Income** | | | | | | | | |
| California Utilities: | | | | | | | | |
| San Diego Gas & Electric | $ | 60 | $ | 120 | $ | 140 | $ | 206 |
| Southern California Gas | | 68 | | 53 | | 174 | | 148 |
| Total California Utilities | | 128 | | 173 | | 314 | | 354 |
| | | | | | | | | |
| Global Enterprises: | | | | | | | | |
| Trading | | 44 | | 22 | | 143 | | 67 |
| Resources | | 64 | | 33 | | 123 | | 48 |
| International | | 7 | | (32) (3) | | 35 | | (7) (3) |
| LNG | | (4) | | - | | - | | - |
| Solutions | | 1 | | - | | 1 | | 8 |
| Total Global Enterprises | | 112 | | 23 | | 302 | | 116 |
| | | | | | | | | |
| Financial | | 10 | | 13 | | 26 | | 32 |
| | | | | | | | | |
| Parent & Other | | (19) | | 2 | | (61) | | (58) |
| | | | | | | | | |
| Continuing Operations | | 231 | | 211 | | 581 | | 444 |
| | | | | | | | | |
| Discontinued Operations (1) | | - | | - | | (32) | | - |
| | | | | | | | | |
| Cumulative Effect of Change in Accounting Principle | | - | | - | | - | | (29) (2) |
| Consolidated Net Income | $ | 231 | $ | 211 | $ | 549 | $ | 415 |

(1) Reflects Atlantic Electric & Gas and includes ($2) related to the disposal.

(2) The effects to Trading and Solutions were ($28) and ($1), respectively.

(3) Includes ($50) write-down of the carrying value of assets of Frontier Energy.

| (Dollars in millions) | Three months ended September 30, 2004 | | Three months ended September 30, 2003 | | Nine months ended September 30, 2004 | | Nine months ended September 30, 2003 | |
|---|---|---|---|---|---|---|---|---|
| **Capital Expenditures and Investments** | | | | | | | | |
| California Utilities: | | | | | | | | |
| San Diego Gas & Electric | $ | 102 | $ | 102 | $ | 283 | $ | 285 |
| Southern California Gas | | 90 | | 82 | | 234 | | 217 |
| Total California Utilities | | 192 | | 184 | | 517 | | 502 |
| | | | | | | | | |
| Global Enterprises: | | | | | | | | |
| Resources | | 104 | | 60 | | 153 | | 231 |
| Trading | | 21 | | 8 | | 103 | | 20 |
| International | | 7 | | 10 | | 18 | | 37 |
| LNG | | 8 | | - | | 35 | | 28 |
| Total Global Enterprises | | 140 | | 78 | | 309 | | 316 |
| | | | | | | | | |
| Parent & Other | | 9 | | 9 | | 26 | | 28 |
| | | | | | | | | |
| Consolidated Capital Expenditures and Investments | $ | 341 | $ | 271 | $ | 852 | $ | 846 |

# SEMPRA ENERGY
## Table E

*OTHER OPERATING STATISTICS (Unaudited)*

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| *CALIFORNIA UTILITIES* | 2004 | 2003 | 2004 | 2003 |
| Revenues (Dollars in millions) | | | | |
| SDG&E (excludes intercompany sales) | $ 545 | $ 662 | $ 1,649 | $ 1,735 |
| SoCalGas (excludes intercompany sales) | $ 809 | $ 784 | $ 2,786 | $ 2,594 |
| | | | | |
| Gas Sales (Bcf) | 67 | 65 | 288 | 279 |
| Transportation and Exchange (Bcf) | 162 | 163 | 411 | 410 |
| Total Deliveries (Bcf) | 229 | 228 | 699 | 689 |
| | | | | |
| Total Gas Customers (Thousands) | | | 6,271 | 6,188 |
| | | | | |
| Electric Sales (Millions of kWhs) | 4,247 | 4,160 | 11,806 | 11,223 |
| Direct Access (Millions of kWhs) | 902 | 891 | 2,560 | 2,456 |
| Total Deliveries (Millions of kWhs) | 5,149 | 5,051 | 14,366 | 13,679 |
| | | | | |
| Total Electric Customers (Thousands) | | | 1,312 | 1,293 |
| | | | | |
| *RESOURCES* | | | | |
| Power Sold (Millions of kWhs) | 6,435 | 4,011 | 14,796 | 7,464 |
| | | | | |
| *SOLUTIONS* | | | | |
| Revenues (Dollars in millions) | $ 38 | $ 37 | $ 111 | $ 134 |
| | | | | |
| *INTERNATIONAL* | | | | |
| (Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy). | | | | |
| Natural Gas Sales (BCF) | | | | |
| Argentina | 78 | 78 | 191 | 174 |
| Mexico | 13 | 11 | 33 | 30 |
| Chile | 1 | 1 | 2 | 2 |
| Natural Gas Customers (Thousands) | | | | |
| Argentina | | | 1,444 | 1,398 |
| Mexico | | | 99 | 90 |
| Chile | | | 37 | 36 |
| Electric Sales (Millions of kWhs) | | | | |
| Peru | 997 | 996 | 3,020 | 3,009 |
| Chile | 474 | 445 | 1,484 | 1,379 |
| Electric Customers (Thousands) | | | | |
| Peru | | | 744 | 727 |
| Chile | | | 504 | 492 |

# SEMPRA ENERGY
## Table E (Continued)

*TRADING*

| Trading Margin (Dollars in millions) | Three months ended September 30, 2004 | | 2003 | Nine months ended September 30, 2004 | | 2003 |
|---|---|---|---|---|---|---|
| Geographical: | | | | | | |
| North America | $ | 118 $ | 111 | $ | 359 $ | 262 |
| Europe/Asia | | 53 | 24 | | 173 | 97 |
| Total | $ | 171 $ | 135 | $ | 532 $ | 359 |
| | | | | | | |
| Product Line: | | | | | | |
| Gas | $ | (13) $ | 21 | $ | 78 $ | 113 |
| Power | | 24 | 36 | | 53 | 48 |
| Oil - Crude & Products | | 107 | 27 | | 196 | 77 |
| Metals | | 17 | 21 | | 125 | 47 |
| Other | | 36 | 30 | | 80 | 74 |
| Total | $ | 171 $ | 135 | $ | 532 $ | 359 |

| Physical Statistics | | | | |
|---|---|---|---|---|
| Natural Gas (BCF/Day) | 13.5 | 13.2 | 13.3 | 13.3 |
| Electric (Billions of kWhs) | 85.6 | 81.7 | 253.7 | 213.1 |
| Oil & Liquid Products (Millions Bbls/Day) | 2.5 | 1.4 | 2.1 | 1.6 |

| Net Unrealized Revenue (Dollars in millions) | Fair Market Value September 30, 2004 | | 0 - 12 | Scheduled Maturity (in months) 13 - 24 | | 25 - 36 | | > 36 |
|---|---|---|---|---|---|---|---|---|
| Sources of Over-the-Counter (OTC) Fair Value: | | | | | | | | |
| Prices actively quoted | $ | 623 $ | 548 $ | 50 | $ | (1) $ | | 26 |
| Prices provided by other external sources | | 1 | (9) | | | | | 10 |
| Prices based on models and other valuation methods | | (22) | (33) | | | | | 11 |
| Total OTC Fair Value (1) | | 602 | 506 | 50 | | (1) | | 47 |
| | | | | | | | | |
| Maturity of OTC Fair Value | | | | | | | | |
| Percentage | | 100.0% | 84.1% | 8.3% | | -0.2% | | 7.8% |
| Cumulative Percentages | | | 84.1% | 92.4% | | 92.2% | | 100.0% |
| | | | | | | | | |
| Exchange Contracts (2) | $ | 188 $ | 249 $ | (58) $ | | (1) $ | | (2) |
| | | | | | | | | |
| Total Net Unrealized Revenue | $ | 790 | | | | | | |

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received associated with open Exchange Contracts

| Credit Quality of Unrealized Trading Assets (net of margin) | September 30, 2004 | June 30, 2004 | March 31, 2004 | December 31, 2003 | September 30, 2003 |
|---|---|---|---|---|---|
| Commodity Exchanges | 10% | 8% | 6% | 8% | 8% |
| Investment Grade | 70% | 71% | 63% | 70% | 66% |
| Below Investment Grade | 20% | 21% | 31% | 22% | 26% |

| Risk Adjusted Performance Indicators | Three months ended September 30, 2004 | | 2003 | Nine months ended September 30, 2004 | | 2003 |
|---|---|---|---|---|---|---|
| VaR at 95% (Dollars in millions) (1) | $ | 8.4 $ | 6.2 | $ | 6.9 $ | 7.2 |
| VaR at 99% (Dollars in millions) (2) | $ | 11.9 $ | 8.7 | $ | 9.7 $ | 10.2 |
| Risk Adjusted Return on Capital (RAROC) (3) | | 45% | 17% | | 40% | 20% |

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level